

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Mr. Joel M. Frank
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

> **Re: Och-Ziff Capital Management Group LLC**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 8-K filed on February 10, 2011**
> **Definitive Proxy Statement on Schedule 14A filed on April 5, 2011**
> **File No. 1-33805**

Dear Mr. Frank:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 1. Business, page 3

1. In future filings, please provide the financial information about segments, or include a cross reference to your segment note in the financial statements, in accordance with Item 101(b) of Regulation S-K.

Organizational Structure, page 15

2. On page 13 and in the footnotes to the organizational diagram, we note disclosure that the Ziffs do not hold any of your Class B shares. However, the diagram itself suggests that the Ziffs do own Class B shares. Please revise this diagram in future filings to show that the Ziffs do own Units in the Operating Group, but do not hold Class B shares, consistent with your other disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, page 70

3. Please revise future annual and quarterly filings to include a more specific and comprehensive discussion of the following items that impacted your results:
   - We note you cite offsetting factors that impacted incentive income, including the absence of high water marks and changes in investment performance. Please address the underlying reasons for changes in these factors and quantify their impact.
   - We note you cite several factors that impacted compensation and benefits, including bonus expense and equity-based compensation. Please address the underlying reasons for changes in these factors and quantify their impact. Also, please quantify and discuss changes in compensation and benefits as a percent of revenues.

Debt Obligations, page 84

4. We note your disclosure on page 23 addresses several restrictive covenants applicable to your term loan that are not discussed in this section. In future filings, please expand your discussion of the restrictive covenants to address all material covenants.

Exhibit Index, page 106

5. We note that you incorporate the Amended and Restated Credit Agreement, Exhibit 10.6 by reference to an exhibit to a previously filed registration statement. However, it does not appear that you filed all applicable appendices, schedules, and exhibits to the Credit Agreement when you first filed it. If these appendices, schedules, and exhibits have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full Credit Agreement, including all appendices, schedules, and exhibits.

Form 8-K filed on February 10, 2011

6. We note you present a full non-GAAP income statement of Total Company Economic Income here as well as in your Form 8-K filed on May 3, 2011. Please revise future filings to eliminate this presentation so as not to attach undue prominence to this non-GAAP information. To the extent that you continue to present Total Company Economic Income, please ensure that your reconciliations to the applicable GAAP measure are on an individual basis, similar to your presentation on page 96 of your Form 10-K for the fiscal year ended December 31, 2010. Refer to Question 102.10 in the non-GAAP C&DIs.

<u>Definitive Proxy Statement on Schedule 14A filed on April 5, 2011</u>
<u>General</u>

7. We note that you did not check the box on your Form 10-K indicating that no disclosure of delinquent Form 3, 4 or 5 filers is included in the 10-K or proxy statement. However, such disclosure does not appear in your filings. Please tell us supplementally, with a view toward future disclosure, what disclosure should have been included in response to Item 405 of Regulation S-K.

<u>Director Compensation, page 34</u>

8. In future filings, please disclose whether your independent directors are in compliance with the minimum Class A Share ownership requirements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or, in her absence, Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or, in her absence, Pam Long at (202) 551-3765 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief